Filed by Caremark Rx, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Advance PCS Commission File No.: 333-109519

On March 17, 2004, Caremark Rx, Inc. made available the following correspondence:

Caremark Rx, Inc.

MEMORANDUM

TO:	All Employees

FROM:	Mac Crawford

DATE:	March 17, 2004

RE:	Integration Update

The shareholder meetings to approve Caremark’s acquisition of AdvancePCS is scheduled for March 22nd. Assuming shareholders of both companies approve the transaction and subject to other customary closing conditions, we expect the transaction to close as soon as practicable after the shareholder meetings. I previously told you that as we get closer to the close of the transaction, we will be announcing the management team for the combined company.

I will continue to serve as Chairman and Chief Executive Officer and will also assume the role of President. A.D. Frazier, currently President and Chief Operating Officer, will retire from the company and our Board of Directors effective upon closing of the transaction. Other members of the management team include:

•	Howard McLure—Chief Financial Officer

•	Ed Hardin—General Counsel

•	Dr. Joe Aita—Chief Clinical Officer

•	Dave Golding—Specialty Products and Services

•	David Joyner—Sales

•	Brad Karro—Corporate Development

•	Phil Loftus and Ron Merlino – Information Systems

•	Kirk McConnell—Human Resources

•	Rudy Mladenovic—Industry Relations

•	Diane Nobles—Compliance and Integrity

•	Rusty Ring—Government Relations

•	Rich Scardina—Operations

•	Sid Stolz—Marketing

•	Mark Story—Quality Initiatives

This management team had its first meeting in Nashville this week and is excited about the tremendous opportunities that lay before us.

The Integration Teams have been working on Day-1 and Post Close Plans. The integration effort does not end with the close of the transaction. The Integration Teams will remain in place for a period of time to ensure the smooth transition to the business leaders. In some cases this can happen almost immediately, and in others over many months. Once again, I would like to thank the nearly 200 people that have been involved in the integration effort.

When we get to the close of the transaction, you will be provided with a Day-1 packet that will include a number of communication pieces. I would encourage you all to read through that information diligently. There will also be a process outlined for you to ask or send questions concerning this upcoming transition.

Thank you again for your hard work.

If you have specific questions about the process, please send them to integration.questions@caremark.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, Inc., 211 Commerce Street, Suite 800, Nashville, TN 37201 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS’s fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.